Via Facsimile and U.S. Mail
Mail Stop 4720

July 27, 2009

Marcia A. Dall
Executive Vice President &
Chief Financial Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, PA 16530

> **Re: Erie Indemnity Company**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 000-24000**

Dear Ms. Dall:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Valuation, page 22

1.   Please disclose the significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.

2.   Please disclose the criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

3.   Please disclose which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.

4.   Based on your disclosure on page 63, it appears that you use a third party pricing service to assist you in determining fair values. Please revise your disclosure to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. In your disclosure, please include the following:

       a.   The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

       b.   The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

       c.   Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

       d.   The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

       e.   Whether the broker quotes are binding or non-binding; and

       f.   The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value Measurements*, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Development of Direct Loss Reserves, page 32

5.   Please revise your disclosure to include a reconciliation of the favorable development amounts disclosed in this discussion and disclosed in the discussion on page 24 to the $15.0 million and $20.2 million favorable prior accident year development in fiscal 2008 and 2007, respectively, shown in the table on page 87. Explain in your disclosure the purpose of the reconciliation and each reconciling item.

<u>Distribution of Investments</u>
<u>Fixed Maturities, page 37</u>

6.   Please revise your disclosure for the securities in your investment portfolio that
      are guaranteed by third parties to include the credit rating with and without the
      guarantee, in tabular format. Also disclose any significant concentration in an
      individual guarantor, both direct exposure (i.e. investments in a guarantor) and
      indirect exposure (i.e. investments guaranteed by a guarantor).

                            *   *   *

       Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your response to our
comments. Detailed letters greatly facilitate our review. You should furnish the letter on
EDGAR under the form type label CORRESP.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;
   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and
   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant